Top Win International Ltd.

33/F Sunshine Plaza

353 Lockhart Road

Wan Chai, Hong Kong

October 10. 2024

VIA EDGAR

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Valeria Franks

Angela Lumley

Jenna Hough

Dietrich King

Re:	Top Win International Ltd.

Draft Registration Statement on Form F-1

Submitted August 16, 2024

CIK No. 0002033515

Ladies and Gentlemen:

We are in receipt of the comment letter dated September 12, 2024 regarding Top Win International Ltd. (the “Company”, “Top Win” or “we”) from the U.S. Securities and Exchange Commission staff (the “Staff”). An amended Draft Registration Statement on Form F-1 (the “Amended Draft Registration Statement No. 1”) is being submitted confidentially to accompany this letter. As requested by the Staff, we have provided responses to the questions raised by the Staff. For your convenience, the summarized matters are listed below, followed by our responses:

Draft Registration Statement on Form F-1

Cover Page,

1.	Where you discuss your status as a controlled company by Pride River following this offering here and throughout the prospectus, please also state that Pride River is 100% owned by Mr. Ngai Kwan, your Chief Executive Officer. Please also state here, as you do on page 13, that you do not intend to rely on controlled company exemptions under Nasdaq listing standards.

RESPONSE: We have revised and identified Mr. Ngai Kwan, our Chief Executive Officer, as the 100% shareholder of Pride River throughout the prospectus. We have also revised on page 15 to disclose that we intend to rely on the controlled company exemptions under Nasdaq listing standards.

2.	We note your disclosure regarding how regulatory actions related to data security or antimonopoly concerns in Hong Kong affect your business. Please revise to also discuss applicable laws, as well as related risks and consequences relating to the enforceability of civil liabilities in Hong Kong, as well as China’s Enterprise Tax Law.

RESPONSE: We have revised Amended Draft Registration Statement No. 1 to disclose applicable laws and related risks relating to the enforceability of civil liabilities in Hong Kong on the cover page. To clarify, we do not have, nor do we currently intend to establish, any subsidiaries in Mainland China (as defined in the Amended Draft Registration Statement No. 1) or set up any establishment in Mainland China. Consequently, we and our subsidiaries are not subject to Enterprise Income Tax Law, Double Tax Avoidance Arrangement or any Mainland Chinese taxation law and regulations. These laws and regulations do not have any impact on our business, operations or this offering. We have deleted the above-mentioned disclosure in the Amended Draft Registration Statement No.1.

3.	We note your disclosure regarding cash transfers throughout your organization. Where you discuss cash transfers, please provide cross-references to the consolidated financial statements.

RESPONSE: As of the date of this letter, Top Win Hong Kong has settled professional fee of approximately US$1.1 million on behalf of Top Win. Other than that, there has been no other cash transfer between entities within our group as of the date of this prospectus. We further advise the Staff that we have updated the disclosure on the Cover Page, pages 6 and 46.

With respect to the cross-referencing to the consolidated financial statements, we respectfully inform the Staff that any cash transfers between our Operating Subsidiary and the Company would have been eliminated in the consolidation process, and as a result, such transfers would not appear in the consolidated financial statements. Accordingly, we believe that cross-referencing the consolidated financial statements in this instance would not be required.

Overview, page 3

4.	Where you discuss your status as a Cayman Islands holding company with no material operations of its own, with a Hong Kong operating company, please disclose the uncertainties regarding this corporate structure.

RESPONSE: We have added a risk factor to disclose the uncertainties regarding our corporate structure on page 36 accordingly.

Prospectus Summary

Growth Strategies, page 3

5.	Please revise to explain what you mean by your “leading” market position. Please also revise on page 68 to explain what you mean when you refer to yourself as a “leading player.”

RESPONSE: We have revised the disclosure on market position and changed the word “leading” to “established”.

Corporate Structure, page 4

6.	Please revise here, and elsewhere as applicable, your organizational chart to show that Mr. Ngai owns 100% of the ownership interest in Pride River. Please also clearly indicate the entity in which investors are purchasing an interest.

RESPONSE: We have revised the organizational charts in the Amended Draft Registration Statement No. 1 to show that Mr. Ngai owns 100% of the ownership interest in Pride River. We have also revised the Amended Draft Registration Statement No. 1 to disclose that Top Win International Limited is the entity in which investors are purchasing an interest.

Risk Factors Summary, page 7

7.	We note your summary of risk factors regarding the risks relating to doing business in Hong Kong. Please revise these risk factors to provide a cross reference to each individual detailed risk factor, including the specific page number.

RESPONSE: We have revised the disclosure and provided a cross reference to each individual detailed risk factor accordingly.

Risk Factors, page 17

8.	Please provide a risk factor to discuss your dependence on any particular client(s) and whether you have been able to historically retain your clients and attract new clients. To the extent that the loss of any particular client(s) would have a material impact on your results of operations, please disclose the client(s) and discuss your dependence on this client(s). Please include similar disclosure in the Business section and discuss the material terms of your agreements with such clients, if applicable. We note that your financial statements indicate that revenue from three of your customers accounted for 18%, 11%, and 11% of your total revenue in the last fiscal year, and that one customer accounted for 98% of the total balances of accounts receivables. Please also provide a risk factor discussing the risk of reliance on any particular vendor(s). We note that two of your vendors accounted for 64% and 14% of your total purchase, respectively in the last fiscal year.

RESPONSE: We have added risk factors discussing our reliance on major clients and vendors on page 20 accordingly. While we do not rely on any single client or vendor, the loss of one or more of our key clients or vendors could negatively and materially impact our financial condition and results of operations in the short term. However, given the nature of our business and our ability to secure new clients and vendors, we anticipate no long-term impact as we believe we can readily replace any lost relationships. We have also added a risk factor discussing the credit risks we may be exposed to relating to the accounts receivables.

We may incur liability or become subject to claims or penalties for counterfeit, infringing, illegal or stolen products inadvertently sold., page 19

9.	We note your disclosure regarding the material impact that distributing counterfeit watches could have on your business. Please affirmatively disclose here if you have encountered this issue in the course of your business, and if so, the impact it had on your business.

RESPONSE: We confirm that we have not encountered any issues regarding distributing counterfeit watches in the course of our business.

Corporate History and Structure, page 45

10.	Please revise to provide detail here, as you do in note 1 to the financial statements, regarding the Reorganization. See Item 4(A)(4) of Form 20-F.

RESPONSE: We have included the disclosure regarding the Reorganization on page 48.

Capitalization, page 46

11.	Please include debt (i.e., current and non-current bank borrowings) in the capitalization table as a component to determining your total capitalization. Please refer to Item 3.B of Form 20-F.

RESPONSE: We have updated the disclosure on page 49 of the Capitalization section by adding the debt (i.e., current and non-current bank borrowings) in the capitalization table as a component of the total capitalization.

Management’s Discussion and Analysis of Financial Condition and Results of Operation, page 48

12.	We note you disclose your distributors are located in Europe, Japan, Singapore, and other locations. Please revise where appropriate to disclose the specific countries or locations your distributors are located in.

RESPONSE: We have updated the disclosure on page 53 of the Management’s Discussion and Analysis of Financial Condition and Results of Operation section by adding a table that provides a breakdown of our purchases from vendors by country.

Industry, page 58

13.	We note that the prospectus includes industry data based on a report from Migo Corporation Limited that was commissioned by you in connection with the offering. Please file the consent of such third party pursuant to Rule 436 of the Securities Act as an exhibit to your registration statement.

RESPONSE: We will provide the consent from Migo Corporation Limited upon public filing of the registration statement.

Business, page 65

14.	Where you discuss your market share, please revise to disclose what your market share is.

RESPONSE: We consider our market share to be insignificant, and we have revised the disclosure to exclude such information on page 51 and 71.

15.	We note your disclosure on page 73 regarding your office lease. However, we note that you also disclose a warehouse lease in note 7 to the financial statements. Please reconcile this disclosure. We also note your disclosure on page 70 that you have a physical showroom in Hong Kong. If this is separate from your leased office or warehouse space, please also disclose it here. See Item 4(D) of Form 20-F.

RESPONSE: The physical showroom in Hong Kong mentioned on page 70 is part of our leased office. In addition, the warehouse lease expired on December 31, 2023 and we did not renew it in order to better control costs and enhance packing efficiency.

16.	We note your risk factor disclosure on page 23 that you rely on information technology systems to conduct your business. Please provide a discussion of this technology here where appropriate.

RESPONSE: We do not rely on information technology systems and have revised the disclosure to exclude such information.

17.	We note your disclosure on page 67 that you intend to expand your existing watch brand portfolio to offer a wider range of products. However, we also note your disclosure on page 69 that you do not have “formal long-term supply arrangements with suppliers of the watches and other luxury products we sell.” Please reconcile this disclosure here and elsewhere if applicable to disclose if you have already expanded your existing portfolio, and what other luxury products you sell.

RESPONSE: Our plan to expand our existing watch brand portfolio refers to the inclusion of new watch brands as part of our selection process with suppliers. As an industry practice for trading companies, we do not enter into long-term formal supply arrangements but instead operate on an order-by-order basis. This allows us to select the best offers from a variety of suppliers and provide our customers with the most competitive pricing. While we do not currently have long-term contracts, our approach ensures flexibility in sourcing and allows us to bring in additional watch brands as part of our expanding portfolio. At this time, we primarily focus on watch trading, with no other luxury products currently sold.

Related Party Transactions, page 84

18.	Please revise to disclose, if true, that your disclosure here includes all related party transactions as of the date of the prospectus. See Item 7(B) of Form 20-F.

RESPONSE: We have updated the disclosure on page 91 of the Related Party Transactions section by including all relevant related party transactions and related party balances up to and as of the date of the prospectus .

Enforceability of Civil Liabilities

19.	Please disclose here, by name, your directors and officers who are nationals of, reside in, the People’s Republic of China or Hong Kong.

RESPONSE: All of our directors and officers, Mr. Kwan Ngai, Ms. Fung Yee Mary Wong and Ms. Man Wa Claudia Ho are Hong Kong nationals.

Consolidated Balance Sheets, page F-3

20.	Please expand your disclosure of subscription receivable to describe the underlying transaction(s). In addition, please revise your disclosure to state your accounting policy for subscription receivables.

RESPONSE: We have updated the disclosure on page F-23 of Footnote12. Shareholders’ Equity to disclose our accounting policy for subscription receivables.

Notes to the Consolidated Financial Statements

1. Organization and Description of Business

Reorganization, page F-7

21.	We note your disclosure that Top Win, Grand Moon, and Top Win Hong Kong were under the complete ownership and control of Mr. Sit Hon before and after the Reorganization. This appears to be inconsistent with the disclosure on page F-26, which states Mr. Sit Yau Chiu was the controlling shareholder and director of Top Win Hong Kong. Please clarify and revise.

RESPONSE: Mr. Sit Yau Chiu was the former controlling shareholder of Top Win Hong Kong from June 15, 2001 to October 25, 2018, and former director of Top Win Hong Kong from June 15, 2001 to December 21, 2018. We further advise the Staff that we have updated the disclosure on page F-25 of Footnote14 - Related Party Transactions and Balances and page 90 of the Related Party Transactions section to clarify that Mr. Sit Yau Chiu was the former controlling shareholder and director of Top Win Hong Kong for the relevant period as stated herein.

General

22.	Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

RESPONSE: Neither the Company nor any anyone authorized by the Company has presented any written communications, as defined in Rule 405 under the Securities Act. To the extent that any such written communications are presented to potential investors, the Company will supplementally provide copies to the Staff.

23.	We note your risk factor disclosure on page 17 that you believe the import and sale of parallel import goods is generally permitted under the laws and regulations of the primary jurisdictions in which you operate, subject to certain exceptions. Where appropriate, please revise the prospectus to disclose such exceptions, and what could potentially make your business subject to those exceptions.

RESPONSE: We have disclosed the exceptions under which the import and sale of parallel import goods may not be permitted, as referenced on page 20. While we maintain strict quality control procedures and are committed to upholding and enhancing the reputation of the watch brands we sell, our business could potentially be subject to these exceptions if we fail to properly inspect the watches for defects before selling to our customers. However, given our rigorous quality control processes and focus on brand integrity, we do not believe it is likely that our business would fall within these exceptions.

24.	Please file as an exhibit to the registration statement an opinion and consent from Guangdong Wesley Law Firm, which we note you have disclosed is advising you on certain legal matters as to PRC.

RESPONSE: We note the Staff’s comment, and, in response hereto, respectfully advise the Staff that we do not have any subsidiaries, nor do we conduct any business operations in mainland China. As such, we believe the legal opinions from Guangdong Wesley Law Firm is not necessary. In addition, We will file the consent from Guangdong Wesley Law Firm as an exhibit upon public filing of the registration statement.

25.	Throughout the prospectus, you disclose instances were a law firm has advised you on certain matters. These instances appear to be cases were you are relying on the opinion of counsel as an expert. As such, please revise these disclosures to characterize them as opinions of counsel.

RESPONSE: We note the Staff’s comment, and, in response hereto, respectfully advise the Staff that there is no formal opinion by a PRC counsel. The Company does not have any subsidiaries, nor do we conduct any business operations in mainland China. As such, we do not think a PRC legal opinion is necessary.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our outside securities counsel William S. Rosenstadt, Esq., or Yarona L. Yieh, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal or yly@orllp.legal.

Very truly yours,

By:	/s/ Kwan Ngai
Name:	Kwan Ngai
Title:	Chief Executive Officer